June 9, 2011

Amanda Ravitz

Assistant Director

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	InVivo Therapeutics Holdings Corp.
Amended Registration Statement on Form S-1
Filed May 19, 2011
File No. 333-171998

Dear Ms. Ravitz:

On behalf of InVivo Therapeutics Holdings Corp. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter dated June 6, 2011 to Mr. Frank Reynolds, the Company’s Chief Executive Officer and Chief Financial Officer.

These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC. Simultaneously with this response letter, we are filing our Amendment No. 2 to our registration statement on Form S-1 (the “S-1”).

Prospectus Summary, page 1

The Merger and Related Transactions, page 1

COMMENT 1. Please tell us the exemption from registration on which you relied in connection with shares issued in the split off.

RESPONSE:

The Company supplementally advises the Staff that the exemption from registration contained in Section 4(1) of the Securities Act was relied on for the shares sold in connection with the split off. Please see Section 4.3 of the Split-Off Agreement, filed as Exhibit 10.5 to the S-1 for further details regarding this transaction.

COMMENT 2. Contrary to your response to prior comment 4, you do not appear to disclose your net losses in the summary. Please revise or advise.

RESPONSE:

In response to the Staff’s comment, the Company has added this disclosure on page 4 of the S-1.

COMMENT 3. Your revised disclosure in response to prior comment 5 regarding your business does not appear to present your plans to develop your product through to revenue generation. Please provide such disclosure as previously requested.

RESPONSE:

In response to the Staff’s comment, the Company has added such disclosure on page 3 of the S-1.

Business Overview, page 3

COMMENT 4. Since it appears that you have not yet begun any formal submissions to FDA, please revise the first paragraph after the numbered sentences to reflect the information therein as your belief. Make similar revisions throughout where you talk about your regulatory status.

RESPONSE:

In response to the Staff’s comment, the Company has revised this paragraph on page 3 of the S-1 and also similarly revised its disclosure on page 26 of the S-1. The Company will revise the Business section in its future filings with the Commission accordingly.

COMMENT 5. Revise significantly to provide approximate timeframes for the completion of the necessary regulatory steps described. Your disclosure should provide a realistic picture of the lag time between this offering and possible revenue generation. Although you do not believe that you can make estimates at this time, your disclosure should nevertheless give some idea of outside timeframes for achievement of regulator milestones.

RESPONSE:

In response to the Staff’s comment, the Company has added such disclosure on page 27 of the S-1 and will revise the Business section in its future filings with the Commission accordingly.

Offering by Selling Security holders, page 4

COMMENT 6. Please refer to prior comment 9 from our February 28, 2011 letter. We note that you continue to reference the forward-split of your common stock on a 2.02898 for 1 basis effective October 22, 2010. This transaction solely relates to the legal acquirer in the merger transaction, ITHC, and the historical financial statements included in the filing properly refer to the accounting acquirer, Invivo. Accordingly, please revise the filing to remove the reference to the forward-split of your common stock, as it does not reflect a transaction of the accounting acquirer, InVivo.

RESPONSE:

In response to the Staff’s comment, the Company has revised the S-1 to remove all references to the forward-split of the common stock of ITHC.

Dilution, page 21

COMMENT 7. Please refer to prior comment 18 from our February 28, 2011 letter. We see that you have revised the Dilution table to include a detailed explanation of the dilution upon the exercise of the investor and bridge warrants. However, we see that in adjustment (f), you utilize a stockholders’ equity as adjusted after the exercise of the warrants of $27,494,688. Please reconcile this amount with the $26,204,669 reflected in the capitalization table for stockholders’ equity as adjusted.

RESPONSE:

In response to the Staff’s comment, the Company has changed the Dilution table to be consistent with the stockholders’ equity as adjusted after the exercise of the warrants to the amount reflected in the Capitalization table.

Clinical Regulatory Plan, page 33

COMMENT 8. Please describe the substance and outcome of your pre-IDE meeting with FDA.

RESPONSE:

In response to the Staff’s comment, the Company has added such disclosure to page 33 of the S-1 and will revise the Business section in its future filings with the Commission accordingly.

COMMENT 9. Refer to prior comment 29 in our February 28, 2011 letter and comment 6 of our May 11, 2011 letter. Please disclose the substance of your response to comment 29 in your April 25, 2011 letter, regarding the current status of your plans to market your products outside the United States, as previously requested.

RESPONSE:

In response to the Staff’s comment, the Company has added such disclosure on page 34 of the S-1 and will revise the Business section in its future filings with the Commission accordingly.

Intellectual Property, page 34

COMMENT 10. We note your responses to prior comments 31 and 32. As previously indicated in comment 7 in our May 11, 2011, confidential treatment is not generally appropriate for terms that are material to investors; therefore, please describe the material terms of your five year plan and the material payment terms referenced in our prior comments. Refer to section II.B. 2 of Staff Legal Bulletin No. 1A for guidance.

RESPONSE:

The Company supplementally advises the Staff that the terms of our five year plan and the payment terms under the License Agreement for which the Company has sought Confidential Treatment are not material to investors.

Certain relationships and Related Transactions, page 49

COMMENT 11. Please tell us whether affiliates of the Placement Agent have registered any of their shares acquired in September 2010 in this registration statement. In addition, please provide information on compliance with Rule 144 in connection with the September 2010 transactions.

RESPONSE:

The Company supplementally advises the Staff that the affiliates of the Placement Agent have not registered any of their shares in this registration statement. The Company further supplementally advises the Staff that the exemption from registration contained in Section 4(1) of the Securities Act was relied on for the shares acquired in the September 2010 transactions. Rule 144 was inapplicable as the shares acquired were free trading shares and were acquired from non-affiliates.

Note 9. Bridge Notes Payable, Page F-15

Note 11. Common Stock, page F-18

COMMENT 12. We note your response to prior comments 9 and 10 and continue to review your response. After reviewing this information, we may raise additional comments.

RESPONSE:

The Company is available to discuss its responses in further detail should the Staff have additional questions or comments.

Exhibits and Financial Statement Schedules, Page II-3

Exhibit 5.1

COMMENT 13. Refer to prior comment 55. We note that the opinion continues to state that it is based upon “currently applicable” law at the time the opinion is signed. Please tell us how you intend to provide an opinion that is based upon applicable law at the time of effectiveness of the registration statement.

RESPONSE:

In response to the Staff’s comment, counsel has revised its opinion to state that it is based upon law as of the effective date of the Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 14. Warrants, page 51

COMMENT 14. Please refer to prior comment 11 from our May 11, 2011 letter. We note your response to our comment that reconciled the grant date fair value of the derivative warrant liability with the fair value as of December 31, 2010. In future filings, to the extent there are material transactions that affect the derivative warrant liability account, please provide a reconciliation of the beginning and ending balance which quantifies the impact of the transactions.

RESPONSE:

In future filings for all significant transactions which affect the derivative warrant liability account, the Company will provide a reconciliation of the beginning and ending balance which quantifies the impact of the transactions.

COMMENT 15. Please refer to prior comment 12 from our May 11, 2011 letter. We note your response to our comment that you will include the disclosure of the model and significant assumptions used to value the derivative liabilities in future filings. However, we note no such disclosure was included in the Form 10-Q filed May 16, 2011 and the Form S-1 filed May 19, 2011. Accordingly, we reissue this comment: Please revise future filings to specifically name the model utilized to value your derivative liabilities and to quantify the significant assumptions inherent in that model.

RESPONSE:

In response to the Staff’s comment, the Company will revise its next Form 10-Q and all other future filings to specifically name the model utilized to value derivative liabilities and to quantify the significant assumptions inherent in that model.

If you have any questions with regards to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 475-1520 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Frank M. Reynolds
Frank M. Reynolds

Enclosures

Copy to:	Thomas B. Rosedale